UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number: 000-50305

ENTOURAGE MINING LTD.
(Translation of registrant's name into English)

614 - 475 Howe Street
Vancouver, B.C. Canada V6C 2B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [               ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This filing on Form 6-K/A hereby amends the Form 6-K filed by Entourage Mining Ltd. on August 29, 2006. The amendment updates the previously filed Management’s Discussion and Analysis (see exhibit 99.2).

SUBMITTED HEREWITH

Exhibits

99.1	Interim Financial Statements for the Period Ended June 30, 2006

99.2	Management Discussion and Analysis for the Period Ended June 30, 2006

99.3	Form 52-109F2 Certification of Interim Filings - CEO

99.4	Form 52-109F2 Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entourage Mining Ltd.
(Registrant)

Date: August 29, 2006	By:	/s/ Greg Kennedy
Greg Kennedy

	Title:	President